September 11, 2020

George K. Schuler
Office of Life Sciences
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: ALBEMARLE CORPORATION
Form 10-K for Fiscal Year Ended December 31, 2019
Filed February 26, 2020
File No. 001-12658

Dear Mr. Schuler:

We are responding to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated August 21, 2020 in connection with the Annual Report on Form 10-K of Albemarle Corporation (the “Company” or “we” or “us” or “our”) for the fiscal year ended December 31, 2019, filed on February 26, 2020 (the “2019 Form 10-K”).

For your convenience, the numbered responses of the Company and related captions contained in bold-type in this letter correspond to the numbered paragraphs and related captions in the Commission’s letter of comment. The questions are followed by the Company’s response thereto.

2019 Form 10-K

Raw Materials and Significant Supply Contracts, page 4

1. We note your response to comment one stating additional mining property disclosures were not necessary as the Salar de Atacama and Silver Peak properties are not mining operations, the Windfield Holdings Pty Ltd interests need not be disclosed as they are not consolidated with your financial statements, and your 60% interest in Mineral Resources Limited’s Wodgina mine project is not material due to its limited contribution to your current operations, as it is presently on care & maintenance. We disagree with your assessments. While the Salar de Atacama/La Negra, Silver Peak, and Magnolia bromine operations are not traditional pick & shovel mining operations, they are classic in-situ mining operations, where mineral bearing solutions are pumped from the ground and processed. This type of mining operation is commonly practiced for the mining and processing of mineral salts such as potash, salt, lithium, and bromine. In addition, mineral property disclosure is required for significant mining properties even if they are accounted for under the equity method in your consolidated financial statements. We also believe the Wodgina/Kemerton operations are significant due to their purchase price/asset transfer, associated note obligations, and on-going Kemerton construction activities. Please amend your filing to provide mining disclosure that complies with Industry Guide 7 for all of your significant mining properties.

Response

The Company recognizes that the Commission’s final rules for the Modernization of Property Disclosures for Mining Registrants (Release Nos. 33-10570; 34-84509 (October 31, 2018)) (the “Final Rule”), effective for fiscal years beginning on or after January 1, 2021, explicitly state that extracting minerals, such as lithium, from mineral brines constitutes mining. In light of this explicit requirement, the Company has been expending substantial time

Mr. George K. Schuler
September 11, 2020

and effort with both internal and external resources to gather the information necessary to comply with the disclosure requirements of the Final Rule.

Prior to the adoption of the Final Rule, the Company did not believe that extracting minerals from brines was a mining activity, and, therefore, concluded that disclosure was not required under Industry Guide 7. Nonetheless, we provided pertinent, material information required by Industry Guide 7, paragraph (b), to the extent applicable to our operations, in the Company’s 2019 Annual Report on Form 10-K (specifically, within Item 1--Business--Lithium and Advanced Materials Segment--Raw Materials and Significant Supply Contracts, Item 1--Business--Bromine Specialties Segment--Raw Materials and Significant Supply Contracts, and Item 2--Properties).

In light of the Staff’s comments and the pendency of the Final Rule, however, we intend to expand our disclosures in response to Industry Guide 7, paragraph (b), in our 2020 Annual Report on Form 10-K. Those expanded disclosures are set out in the attached Appendix, with the new language therein highlighted as underscored text. These expanded disclosures will provide more information to investors about (i) our lithium brine operations in the Salar de Atacama, Chile and the Clayton Valley Basin, Silver Peak, Nevada, (ii) our 49%-owned Windfield Holdings Pty Ltd joint venture in the Talison Lithium Pty Ltd. hard rock spodumene operations, (iii) our idled Wodgina hard rock spodumene project, and (iv) our bromine brine operations in Magnolia, Arkansas.

With respect to the Wodgina project, we recognize that it is an open-pit mine, and, thus, a more traditional mining operation. However, we continue to believe the Wodgina project was not a significant mining property of the Company in 2019. Although neither Item 102 of Regulation S-K nor Industry Guide 7 defines “significant,” we understand that the Staff historically has used 10% of a registrant’s total assets as a “rule of thumb” for the materiality of a registrant’s mining operations to be considered as part of an analysis of quantitative and qualitative factors.

Based solely on the purchase price, the Wodgina project constituted approximately 13% of the Company’s total assets as of December 31, 2019. We do not believe that this percentage, standing alone, determines whether Wodgina was a significant mining property during 2019. While a "rule of thumb," such as a threshold or percentage, may be useful as an initial step in assessing materiality, it cannot appropriately be used as a substitute for a full analysis of all relevant considerations. The Commission affirmatively rejected including an instruction to the Final Rule that would establish a presumption of materiality based on a specific threshold percentage of assets. Instead, the Commission concluded that “an assessment that takes into consideration all relevant facts and circumstances will lead to better materiality determinations.”

Taking into account all relevant considerations, the Company continues to believe that additional mining disclosure about the Wodgina project was not required for 2019 for, among others, the following reasons:

•Wodgina was not significant to our operations in 2019 because we acquired the project on October 31, 2019 and immediately idled all operations;
•The note obligations identified by the Staff are fully and unconditionally guaranteed on a senior unsecured basis by the Company, and, thus are dependent on the Company’s creditworthiness and financial stability;
•The results of our 60% ownership interest in the joint venture are reported within the Lithium segment. We reported net income in our Lithium segment of approximately $341.8 million, with Wodgina operations contributing a loss of approximately $4.4 million (excluding, as disclosed in the Company’s 2019 Annual Report on Form 10-K, transaction related costs such as the stamp duty owed for the transaction). As a result, we concluded Wodgina did not have a material impact on our results of operations of the company in 2019; and
•Construction at Kemerton did not begin until the end of the first quarter of 2019 and commissioning is not scheduled to complete until 2022.

Although we do not believe the Wodgina project was a significant mining property in 2019, as discussed above, we intend to expand our disclosures in response to Industry Guide 7, paragraph (b), in our 2020 Annual Report on Form 10-K, as set out in the attached Appendix.

Mr. George K. Schuler
September 11, 2020

2. We note your response to comment 2 indicating you were not engaged in significant mining operations in 2019. We reissue comment 2, please disclose the information required by Industry Guide 7 for your mining properties.

Response

In response to the Staff’s comment, we respectfully point the Staff to our response to the first comment above, pursuant to which we will make the additional disclosures set out on the attached Appendix.

3. We note your response to comment 3 indicating you were not engaged in significant mining operations in 2019. We reissue comment 3, please disclose your mining production for your mining properties in 2019.

Response

In response to the Staff’s comment, we respectfully point the Staff to our response to the first comment above, pursuant to which we will make the additional disclosures set out on the attached Appendix.

Summary of Critical Accounting Policies and Estimates, page 38

4. We note your response to comment 4 indicates that you are amortizing your mineral rights using the units of production method. Please further describe to us the process by which you amortize your mineral rights, identifying each property associated with the mineral rights being amortized and the units that serve as the basis for the amounts used in the numerator and denominator of your amortization calculation. To the extent that you are utilizing anything other than proven and probable reserves in the denominator of your calculation, please clarify the reasons why these alternates would be considered a reasonable basis for determining the useful life of your mineral rights.

Response

In response to the Staff’s comment, we respectfully note that our mineral rights at our Salar de Atacama, Chile and Clayton Valley Basin, Silver Peak, Nevada locations are depleted using the units of production method.

Our mineral rights at the Salar de Atacama, Chile are based on a contract with the Chilean government, originally entered into in 1975 and subsequently amended and restated. The contract provided us with a quota of 200,000 metric tons of lithium product that we can produce and sell. We do not have proven or probable reserves as defined by Industry Guide 7 at the Salar de Atacama, however our mineral rights are limited to the contracted quota that we can sell. The depletion rate is calculated by dividing the carrying value of the mineral rights as established by a third party valuation when these assets were acquired in 2015 as part of the Rockwood Holdings, Inc. (“Rockwood”) acquisition (numerator) by the amount of lithium product quota permitted to be produced and sold by the mineral rights agreement with the Chilean government (denominator). This calculated depletion rate is then multiplied by actual sales on a monthly basis. We believe the quota permitted by the contract represents a more appropriate basis for determining the useful life of the mineral rights than the straight-line method because the amount of lithium produced and sold is not linear and varies per period, and, thus is more representative of the match of the cost and income for a period. As we are limited in what we can produce and sell under this contractual quota, we believe the basis for the useful life should be limited to what we are permitted to produce and sell, and not a period of time. Although these are not proven and probable reserves as defined by Industry Guide 7, we believe this quota serves as a comparable base given that we are restricted in the amount we can produce and sell, similar to a restriction of the availability of a reserve.

Our mineral rights in Clayton Valley Basin, Silver Peak, Nevada consist of our right to access lithium brine pursuant to our permitted and certified senior water rights, a settlement agreement with the U.S. government, entered into in June 1991, and our patented and unpatented land claims. Our mineral rights allow us to rights to all lithium that we can remove economically from the Clayton Valley Basin. We do not have proven or probable reserves as

Mr. George K. Schuler
September 11, 2020

defined by Industry Guide 7 at Silver Peak. This valuation estimated the amount of lithium product we can produce under these mineral rights was based on an internal estimate. The depletion rate is calculated by dividing the carrying value of the mineral rights as established by the valuation when these assets were acquired in 2015 as part of the Rockwood acquisition (numerator) by the amount of estimated lithium products we can produce under our agreement (denominator). This calculated depletion rate is then multiplied by actual production on a monthly basis. We believe the estimated lithium production represents a more appropriate basis for determining the useful life of the mineral rights than the straight-line method because the amount of lithium produced and sold is not linear and varies per period, and, thus is more representative of the match of the cost and income for a period. The mineral rights and agreement in Silver Peak allow us to extract lithium until it is no longer economical to do so and not a set date, therefore we believe the basis for the useful life should be limited to what we are permitted to produce and not a period of time. Although these are not proven and probable reserves as defined by Industry Guide 7, we believe this estimated production amount serves as a comparable base given that we are restricted in the amount we can produce, similar to a restriction of the availability of a reserve.

***

The Company appreciates the efforts of the Staff in reviewing our response to your letter of comment. We are fully committed to working with the Commission to respond to your comments and to provide you with all the information you require. Accordingly, should you have any questions regarding the Company’s response to your comments, please contact Scott Tozier at (980) 299-5596.

Sincerely,

ALBEMARLE CORPORATION

/s/ SCOTT A. TOZIER
Scott A. Tozier
Executive Vice President, Chief Financial Officer

cc: Terence O’Brien
        Branch Chief
        Division of Corporation Finance
        Securities and Exchange Commission

        J. Kent Masters
        Chairman, President and Chief Executive Officer
        Albemarle Corporation

Karen G. Narwold
        Executive Vice President, Chief Administrative Officer, General Counsel and Corporate Secretary
        Albemarle Corporation

John C. Barichivich III
        Vice President, Corporate Controller and Chief Accounting Officer
        Albemarle Corporation

Mr. George K. Schuler
September 11, 2020

APPENDIX
As discussed in the response to the Staff’s first comment, we will include additional disclosures in response to Industry Guide 7 in our 2020 Annual Report on Form 10-K within Item 1--Business--Lithium and Advanced Materials Segment--Raw Materials and Significant Supply Contracts and Item 1--Business--Bromine Specialties Segment--Raw Materials and Significant Supply Contracts. Those additional disclosures are set out below, with the new language therein highlighted as underscored text.
Lithium Segment
Raw Materials and Significant Supply Contracts

In 2020, we obtained lithium primarily through solar evaporation of our ponds at the Salar de Atacama, in Chile, and in Silver Peak, Nevada and by purchasing lithium concentrate from our 49%-owned joint venture, Windfield Holdings Pty. Ltd. (“Windfield”), which directly owns 100% of the equity of Talison Lithium Pty. Ltd., a company incorporated in Australia (“Talison”).

The Salar de Atacama is a salt flat, the largest in Chile, located in the Atacama desert in northern Chile, which is the driest place on the planet and thus has an extremely high annual rate of evaporation and extremely low annual rainfall. Our extraction through evaporation process works as follows: snow in the Andes Mountains melts and flows into underground pools of water containing brine, which generally have high concentrations of lithium. We then pump the water containing brine above ground through a series of pumps and wells into a network of large evaporation ponds. Over the course of approximately eighteen months, the desert sun evaporates the water causing other salts to precipitate and leaving behind concentrated lithium brine. If weather conditions are not favorable, the evaporation process may be prolonged. After we obtain the lithium brine from the Salar de Atacama, we process it into lithium carbonate and lithium chloride at our manufacturing facilities in nearby La Negra, Chile.

Our mineral rights with respect to the Salar de Atacama in Chile consist exclusively of our right to access lithium brine, covering an area of approximately 16,700 hectares, pursuant to a long-term contract with the Chilean government, originally entered into in January 1975 by one of our predecessors and subsequently amended and restated. The amended agreement provides us with sufficient lithium to produce over 80,000 metric tons annually of technical and battery-grade lithium salts over the next 24 years at our manufacturing facilities in La Negra, Chile. We do not have an estimate of the proven and/or probable lithium reserves at the Salar de Atacama in Chile. During the fiscal year ended December 31, 2020, we extracted approximately [XX,XXX metric tons] of lithium brine from the Salar de Atacama. In addition, the amended agreement provides for commission payments to the Chilean government based on sales price/metric ton, our support of research and development in Chile of lithium applications and solar energy, and our support of local communities in Northern Chile.

We extract lithium brine from our Silver Peak, Nevada site through the substantially the same evaporation process we use at the Salar de Atacama. We process the lithium brine extracted from our Silver Peak site into lithium carbonate at our plant in Silver Peak. However, our extraction process at Silver Peak involves different considerations from our operations in Chile because there is more variability in conditions, and future extraction depends upon factors such as weather, flow rate of water, hydrology of the Clayton Basin, lithium concentrations in the water and recoverable yield.

Our mineral rights in Silver Peak consist of our right to access lithium brine pursuant to our permitted and certified senior water rights, a settlement agreement with the U.S. government, originally entered into in June 1991, and our patented and unpatented land claims. Pursuant to the 1991 agreement, our water rights and our land claims, we have rights to all lithium that we can remove economically from the Clayton Valley Basin in Nevada. We have been operating at the Silver Peak site since 1966. Our Silver Peak site covers a surface of over 13,500 acres, 10,826 acres of which we own through a subsidiary. The remaining acres are owned by the U.S. government from whom we lease the land pursuant to unpatented land claims that are renewed annually. We do not have an estimate of the proven and/or probable lithium reserves at Silver Peak. During the fiscal year ended December 31, 2020, we extracted approximately [XX,XXX metric tons] of lithium brine from our Silver Peak site. Based on our 2020

Mr. George K. Schuler
September 11, 2020

production levels, we believe that the amount of lithium brine we can economically obtain from our Silver Peak site pursuant to our rights could support the current levels of lithium carbonate production for approximately 20 years. Assuming certain operating conditions are satisfied, our annual lithium carbonate production capacity is estimated to be at least 6,000 metric tons at our Silver Peak facility. No assurance can be given that the indicated levels of production of lithium carbonate at either Silver Peak or La Negra will be realized. Unlike minerals obtained from hard rock, lithium brine obtained from the Salar de Atacama and Silver Peak is considered a renewable resource.

As discussed above, we extract lithium through solar evaporation of our ponds at the Salar de Atacama, Chile and Silver Peak, Nevada. In addition, we use fuel gases and electricity as our source of power at the Salar de Atacama, La Negra and Silver Peak facilities. We access the Salar de Atacama, La Negra and Silver Peak facilities by local roadway. As of December 31, 2020, the combined net asset value (which equals the historical cost less accumulated depreciation and amortization) of our extracting facility at the Salar de Atacama and our processing facility in La Negra, Chile was approximately [$XXX million] and the net asset value of our extracting and processing facility in Silver Peak, Nevada was approximately [$XXX million].

We also purchase lithium from Talison, which is directly owned by our 49%-owned joint venture interest in the Windfield joint venture. Talison, through its wholly-owned subsidiaries, owns and operates a lithium hard rock, open pit mine in Greenbushes, Western Australia and mines lithium ore, which is then milled and processed to separate lithium concentrate from the rest of the ore. Talison holds the mining rights for all lithium minerals at the Greenbushes, Western Australia site, covering approximately 2,000 hectares for its lithium mining and processing plant. Talison currently sells the lithium concentrate only to its shareholders. Talison has a leading position in two categories of lithium concentrates: (i) technical-grade lithium concentrates which have low iron content for use in the manufacture of glass, ceramics and heat-proof cookware; and (ii) a high-yielding chemical-grade lithium concentrate, used to produce lithium chemicals which form the basis for the manufacture of lithium-ion batteries for laptop computers, mobile phones, electric bicycles and electric vehicles. Talison ships the chemical-grade lithium concentrate in vessels to our Jiangxi and Sichuan, China facilities to process into battery-grade lithium hydroxide, and to our tolling partners in China to process into lithium carbonate and lithium hydroxide.

Following the completion of a chemical-grade concentrate expansion in 2019, Talison’s annual lithium carbonate equivalent production capacity is approximately 160,000 metric tons, along with annual production capacity for 10,000 metric tons of technical-grade lithium concentrate, of which Albemarle’s production share is 50 percent. However, no assurance can be given that the indicated levels of production of lithium, concentrate at Talison will be realized. During the fiscal year ended December 31, 2020, Talison extracted approximately [XX,XXX metric tons] of lithium ore from the Greenbushes, Western Australia mine.

Talison and our Jiangxi and Sichuan, China facilities use fuel gases and electricity as the source of power. We access the Talison mine and facilities, and Jiangxi and Sichuan facilities by local roadway. As of December 31, 2020, our investment in the Windfield joint venture was approximately [$XXX million] and the net asset value of our Jiangxi and Sichuan, China facilities was approximately [$XXX million].

The processed lithium carbonate and lithium chloride from all sources is subsequently processed into various derivatives, depending on the markets we serve, in other locations in the United States, Germany, France and Taiwan. We consider the condition of all of our plants and equipment to be suitable and adequate for the businesses we conduct, and we maintain our plants, facilities and equipment regularly.

In addition, on October 31, 2019, we completed the acquisition of a 60% interest in Mineral Resources Limited’s (“MRL”) Wodgina hard rock lithium mine project (“Wodgina Project”) in Western Australia for $1.3 billion (see Note 2, “Acquisitions” to our consolidated financial statements, included in Part II, Item 8 of this report, for the preliminary purchase price allocation) and formed an unincorporated joint venture with MRL, named MARBL Lithium Joint Venture (“MARBL”). We formed MARBL for the exploration, development, mining, processing and production of lithium and other minerals (other than iron ore and tantalum) from the Wodgina Project and for the operation of the Kemerton lithium hydroxide conversion plant. Based on current market

Mr. George K. Schuler
September 11, 2020

conditions, MARBL idled production of spodumene until market demand supports bringing the mine back into production. When operating, the lithium will be transferred to our lithium hydroxide conversion plant in Kemerton, Western Australia, which is currently being constructed and valued at $480 million. Commissioning for the Kemerton plant is currently scheduled to be completed in 2022, with an initial lithium hydroxide conversion capacity of 50,000 metric tons.

Following the acquisition and joint venture formation, MARBL’s rights to the property are subject to a land use agreement originally signed in 2001. Its mining and exploration rights are in good standing and are due for renewal in 2026 and 2030. The Wodgina property includes the open pit mine as well as administrative offices and a processing plant that produces 6% spodumene concentrate. The Wodgina facilities use fuel gases and electricity as the source of power. We access the Wodgina facilities by local roadway, while the property also includes an airstrip that can be accessed by certain aircraft. We consider the condition of the Wodgina plants and equipment to be suitable and adequate for the businesses we conduct, and the plants, facilities and equipment are maintained regularly, including an upgrade to the processing plant completed in 2019.

We also own undeveloped land with access to a lithium resource in Antofalla, within the Catamarca Province of Argentina. If necessary, we can also obtain lithium from other sources.

Bromine Specialties Segment
Raw Materials and Significant Supply Contracts

The bromine we use is originally sourced from two locations: Arkansas and the Dead Sea. Operations at our Magnolia, Arkansas site began in 1969 by one of our predecessors. These bromine production operations are supported by an active brine rights leasing program, which is effective until the point we can no longer economically recover brine from the area. In Magnolia, bromine is recovered from underground brine wells at a depth of approximately 7,000 to 8,000 feet. The sourced bromine is then processed into a variety of end products at the plant on location. We use fuel gases and electricity as our source of power at the Magnolia facilities and access the site and facilities by local roadway. As of December 31, 2020, the combined net asset value of our bromine extracting and processing facilities in Magnolia was approximately [$XXX million]. During the fiscal year ended December 31, 2020, our Magnolia site extracted approximately [XX,XXX barrels] of brine at its facility. We estimate that, at current production levels, we will be able to produce bromine in Arkansas for decades. We do not have an estimate of the proven and/or probable bromine reserves at Magnolia, Arkansas. In addition, through our 50% interest in Jordan Bromine Company Limited (“JBC”), a consolidated joint venture established in 1999, with operations in Safi, Jordan, we acquire bromine that is originally sourced from the Dead Sea, which is believed to have indefinite quantities of brine. JBC processes the bromine at its facilities into a variety of end products. We consider the condition of our bromine plants and equipment to be suitable and adequate for the businesses we conduct, and we maintain our facilities and equipment regularly.